SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 1)*


                              AGP and COMPANY INC.
________________________________________________________________________________
                                (Name of Issuer)

                           Common Stock, No Par Value
________________________________________________________________________________
                         (Title of Class of Securities)

                                  001230-02-0
________________________________________________________________________________
                                 (CUSIP Number)

Joseph Drucker, Esq.                                 Peter H. Ehrenberg, Esq.
16 Stuyvesant Place                                  Lowenstein, Sandler, Kohl,
Elberon, New Jersey 07740     with a copy to             Fisher & Boylan, P.A.
(908) 229-4329                                       65 Livingston Avenue
                                                     Roseland, New Jersey  07068
                                                     (201) 992-8700
                       (Name, Address and Telephone Number
                         of Person Authorized to Receive
                           Notices and Communications)

                                July 1, 1996
________________________________________________________________________________
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule l3G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|

Check the following box if a fee is being paid with this statement |_|. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class. See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule l3d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

________________________________________________________________________________
(1) Names of Reporting Persons (S.S. or I.R.S. Identification Nos. of Above Persons):

    Omar L. Peraza, as Trustee of Peraza Trust u/i/t dated May 18, 1989 (the "Peraza Trust")
________________________________________________________________________________

(2) Check the Appropriate Box if a Member of a Group (See Instructions): (a) [X]
                                                                         (b) [ ]
________________________________________________________________________________

(3) SEC Use Only

________________________________________________________________________________
(4) Source of Funds (See Instructions):  OO (securities exchanged in merger:
    See Item 3)

________________________________________________________________________________
(5) Check Box if Disclosure of Legal Proceedings is Required Pursuant to
    Items 2(d) or 2(e):                                                      [ ]


(6) Citizenship or Place of Organization:       New Hampshire


Number of Shares           (7) Sole Voting Power:                      1,600,000
Beneficially Owned         (8) Shared Voting Power:                           0*
by Each Reporting          (9) Sole Dispositive Power:                 1,600,000
Person With:              (10) Shared Dispositive Power:                      0*
________________________________________________________________________________

(11) Aggregate Amount Beneficially Owned by Each Reporting Person:    1,600,000*
________________________________________________________________________________

(12) Check if the Aggregate Amount in Row (11) Excludes
     Certain Shares (See Instructions):                                      [X]
________________________________________________________________________________

(13) Percent of Class Represented by Amount in Row (11):                  12.1%*
________________________________________________________________________________

(14) Type of Reporting Person (See Instructions):                             OO
________________________________________________________________________________

*Excludes 43,746 shares of Common Stock held by the Joseph Drucker 1995 Trust (the "Drucker Trust") and 300,000 shares beneficially owned by Joseph Drucker. As described herein, the Peraza Trust, Mr. Peraza, the Drucker Trust, Mr. Joseph Drucker, Mr. Robert Drucker and Ms. Mindy Fortin may be deemed to constitute a "group" pursuant to Rule 13d-5. The Peraza Trust hereby disclaims beneficial ownership of the shares held by the Drucker Trust and the shares beneficially owned by Mr. Joseph Drucker.

________________________________________________________________________________
(1) Names of Reporting Persons (S.S. or I.R.S. Identification Nos. of
    Above Persons):

      Omar L. Peraza
________________________________________________________________________________

(2) Check the Appropriate Box if a Member of a Group (See Instructions): (a) |X|
                                                                         (b) [ ]
________________________________________________________________________________

(3) SEC Use Only

________________________________________________________________________________
(4) Source of Funds (See Instructions):  OO (securities exchanged in merger:
    See Item 3)

________________________________________________________________________________
(5) Check Box if Disclosure of Legal Proceedings is Required Pursuant
    to Items 2(d) or 2(e):                                                   [ ]

________________________________________________________________________________
(6) Citizenship or Place of Organization:       United States

________________________________________________________________________________
Number of Shares           (7)    Sole Voting Power:                   1,600,000
Beneficially Owned         (8)    Shared Voting Power:                        0*
by Each Reporting          (9)    Sole Dispositive Power:              1,600,000
Person With:              (10)    Shared Dispositive Power:                   0*
________________________________________________________________________________

(11) Aggregate Amount Beneficially Owned by Each Reporting Person:    1,600,000*
________________________________________________________________________________

(12)     Check if the Aggregate Amount in Row (11) Excludes
         Certain Shares (See Instructions):                                 [X]
________________________________________________________________________________

(13)     Percent of Class Represented by Amount in Row (11):              12.1%*
________________________________________________________________________________

(14)     Type of Reporting Person (See Instructions):                         IN
________________________________________________________________________________

*Excludes 43,746 shares of Common Stock held by the Drucker Trust and 300,000 shares beneficially owned by Joseph Drucker. As described herein, the Peraza Trust, Mr. Peraza, the Drucker Trust, Mr. Joseph Drucker, Mr. Robert Drucker and Ms. Mindy Fortin may be deemed to constitute a "group" pursuant to Rule 13d-5. Mr. Peraza hereby disclaims beneficial ownership of the shares held by the Drucker Trust and the shares beneficially owned by Mr. Joseph Drucker.

________________________________________________________________________________
(1) Names of Reporting Persons (S.S. or I.R.S. Identification Nos. of Above Persons):

   Robert Drucker and Mindy Fortin, as Trustees of the Joseph Drucker 1995 Trust
________________________________________________________________________________

(2) Check the Appropriate Box if a Member of a Group (See Instructions): (a) [X]
                                                                         (b) [ ]
________________________________________________________________________________

(3) SEC Use Only

________________________________________________________________________________
(4) Source of Funds (See Instructions):  OO (irrevocable trust deposit:
    See Item 3)

________________________________________________________________________________
(5) Check Box if Disclosure of Legal Proceedings is Required Pursuant
    to Items 2(d) or 2(e):                                                   [ ]

________________________________________________________________________________
(6)      Citizenship or Place of Organization:       New Jersey

________________________________________________________________________________
Number of Shares              (7)  Sole Voting Power:                         0
Beneficially Owned            (8)  Shared Voting Power:                  43,746*
by Each Reporting             (9)  Sole Dispositive Power:                    0
Person With:                 (10)  Shared Dispositive Power:             43,746*
________________________________________________________________________________

(11)  Aggregate Amount Beneficially Owned by Each Reporting Person:      43,746*
________________________________________________________________________________

(12)  Check if the Aggregate Amount in Row (11) Excludes
      Certain Shares (See Instructions):                                     [X]
________________________________________________________________________________

(13)  Percent of Class Represented by Amount in Row (11):                  0.3%*
________________________________________________________________________________

(14)     Type of Reporting Person (See Instructions):                         OO
________________________________________________________________________________

*Excludes 1,600,000 shares of Common Stock beneficially owned by Omar L. Peraza and 300,000 shares beneficially owned by Joseph Drucker. As described herein, the Drucker Trust, the Peraza Trust, Mr. Peraza, Mr. Joseph Drucker, Mr. Robert Drucker and Ms. Mindy Fortin may be deemed to constitute a "group" pursuant to Rule 13d-5. The Drucker Trust hereby disclaims beneficial ownership of the shares beneficially owned by Mr. Peraza and the shares beneficially owned by Joseph Drucker.

________________________________________________________________________________
(1) Names of Reporting Persons (S.S. or I.R.S. Identification Nos. of Above Persons):

     Robert Drucker
________________________________________________________________________________

(2)  Check the Appropriate Box if a Member of a Group (See Instructions):(a) [X]
                                                                         (b) [ ]
________________________________________________________________________________

(3)  SEC Use Only

________________________________________________________________________________
(4)  Source of Funds (See Instructions):  OO (irrevocable trust deposit:
     See Item 3)

________________________________________________________________________________
(5)  Check Box if Disclosure of Legal Proceedings is Required Pursuant
     to Items 2(d) or 2(e):                                                  [ ]

________________________________________________________________________________
(6)  Citizenship or Place of Organization:       United States

________________________________________________________________________________
Number of Shares              (7)   Sole Voting Power:                         0
Beneficially Owned            (8)   Shared Voting Power:                 43,746*
by Each Reporting             (9)   Sole Dispositive Power:                    0
Person With:                 (10)   Shared Dispositive Power:            43,746*
________________________________________________________________________________

(11)  Aggregate Amount Beneficially Owned by Each Reporting Person:      43,746*
________________________________________________________________________________

(12)     Check if the Aggregate Amount in Row (11) Excludes
         Certain Shares (See Instructions):                                 [X]
________________________________________________________________________________

(13)     Percent of Class Represented by Amount in Row (11):               0.3%*
________________________________________________________________________________

(14)     Type of Reporting Person (See Instructions):                         IN
________________________________________________________________________________

*Excludes 1,600,000 shares of Common Stock beneficially owned by Omar L. Peraza and 300,000 shares beneficially owned by Joseph Drucker. As described herein, the Drucker Trust, the Peraza Trust, Mr. Peraza, Mr. Joseph Drucker, Mr. Robert Drucker and Ms. Mindy Fortin may be deemed to constitute a "group" pursuant to Rule 13d-5. Mr. Robert Drucker hereby disclaims beneficial ownership of the shares beneficially owned by Mr. Peraza and the shares beneficially owned by Mr. Joseph Drucker.

________________________________________________________________________________
(1) Names of Reporting Persons (S.S. or I.R.S. Identification Nos. of Above Persons):

         Mindy Fortin
________________________________________________________________________________

(2)  Check the Appropriate Box if a Member of a Group (See Instructions):(a) [X]
                                                                         (b) [ ]
________________________________________________________________________________

(3)  SEC Use Only

________________________________________________________________________________
(4)  Source of Funds (See Instructions):  OO (irrevocable trust deposit:
     See Item 3)

________________________________________________________________________________
(5)  Check Box if Disclosure of Legal Proceedings is Required Pursuant
     to Items 2(d) or 2(e):                                                  [ ]

________________________________________________________________________________
(6)  Citizenship or Place of Organization:       United States

________________________________________________________________________________
Number of Shares                    (7)   Sole Voting Power:                   0
Beneficially Owned                  (8)   Shared Voting Power:           43,746*
by Each Reporting                   (9)   Sole Dispositive Power:              0
Person With:                       (10)   Shared Dispositive Power:      43,746*
________________________________________________________________________________

________________________________________________________________________________
(11) Aggregate Amount Beneficially Owned by Each Reporting Person:       43,746*

________________________________________________________________________________
(12) Check if the Aggregate Amount in Row (11) Excludes
     Certain Shares (See Instructions):                                      [X]
________________________________________________________________________________

(13) Percent of Class Represented by Amount in Row (11):                   0.3%*
________________________________________________________________________________

(14)     Type of Reporting Person (See Instructions):                         IN
________________________________________________________________________________

*Excludes 1,600,000 shares of Common Stock beneficially owned by Omar L. Peraza and 300,000 shares beneficially owned by Joseph Drucker. As described herein, the Drucker Trust, the Peraza Trust, Mr. Peraza, Mr. Joseph Drucker, Mr. Robert Drucker and Ms. Mindy Fortin may be deemed to constitute a "group" pursuant to Rule 13d-5. Ms. Fortin hereby disclaims beneficial ownership of the shares beneficially owned by Mr. Peraza and the shares beneficially owned by Mr. Joseph Drucker.

________________________________________________________________________________
(1) Names of Reporting Persons (S.S. or I.R.S. Identification Nos. of Above Persons):

         Joseph Drucker
________________________________________________________________________________

(2) Check the Appropriate Box if a Member of a Group (See Instructions): (a) [X]
                                                                         (b) [ ]
________________________________________________________________________________

(3) SEC Use Only

________________________________________________________________________________
(4) Source of Funds (See Instructions):  PF

________________________________________________________________________________
(5) Check Box if Disclosure of Legal Proceedings is Required Pursuant
    to Items 2(d) or 2(e):                                                   [ ]

________________________________________________________________________________
(6) Citizenship or Place of Organization:       United States

________________________________________________________________________________
Number of Shares                    (7)  Sole Voting Power:              300,000
Beneficially Owned                  (8)  Shared Voting Power:                 0*
by Each Reporting                   (9)  Sole Dispositive Power:         300,000
Person With:                        (10) Shared Dispositive Power:            0*
________________________________________________________________________________

(11) Aggregate Amount Beneficially Owned by Each Reporting Person:      300,000*
________________________________________________________________________________

(12) Check if the Aggregate Amount in Row (11) Excludes
     Certain Shares (See Instructions):                                      [X]
________________________________________________________________________________

(13) Percent of Class Represented by Amount in Row (11):                   2.2%*
________________________________________________________________________________

(14) Type of Reporting Person (See Instructions):                            IN
________________________________________________________________________________

* Consists of presently exercisable options acquire 300,000 shares of common Stock at $.20 per share. Excludes 1,600,000 shares of Common Stock beneficially owned by Omar L. Peraza and 43,746 shares of Common Stock beneficially owned by Robert Drucker and Mindy Fortin. As described herein, the Drucker Trust, the Peraza Trust, Mr. Peraza, Mr. Joseph Drucker, Mr. Robert Drucker and Ms. Mindy Fortin may be deemed to constitute a "group" pursuant to Rule 13d-5. Mr. Joseph Drucker hereby disclaims beneficial ownership of the shares beneficially owned by Mr. Peraza and the shares beneficially owned by Mr. Robert Drucker and Ms. Fortin.

Item 1. Security and Issuer.

        This Amendment No. 1 (the "Amendment") to Schedule 13D (the "Schedule 13D") relates to the Common Stock, no par value (the "Common Stock"), of AGP and Company, Inc., a New Jersey corporation (the "Company"), and is being filed pursuant to Rule 13d-2 under the Securities Exchange Act of 1934, as amended. The principal executive offices of the Company are located at 551 Fifth Avenue, New York, New York 10017.

Item 2.  Identity and Background.

         (a)-(c) The  Schedule  13D  is  filed  on  behalf  of  Omar L.  Peraza, individually  and  as sole  trustee  of  the Peraza  Trust u/i/t  dated May 18,
1989 (the "Peraza Trust"), Robert Drucker and Mindy Fortin, individually and as co-trustees of the Joseph Drucker 1995 Trust (the "Drucker Trust") and
Joseph  Drucker (each,  a  "Filing  Entity"  and,  collectively,  the   "Filing
Entities").

          Mr. Peraza's  business  address  is  One  Treasure  Lane,  Derry, New
Hampshire  03038.  Mr.  Peraza's   present  principal  occupation  is President
and Chief Executive Officer of Robmar Corporation, a wholly owned subsidiary of the Company. The Company is a holding company, whose principal operating subsidiary, TMC Group, Inc. ("TMC"), engages in the assembly and sale of various consumer products. The Company's principal address is 551 Fifth Avenue, New York, New York 10017.

          Mr. Joseph  Drucker's  business   address is 551 Fifth Avenue,  Suite
1625,  New  York,  New York 10017.  Mr. Joseph  Drucker's  present   principal
occupation is Secretary, General Counsel and a director of the Company. Mr. Joseph Drucker is the father of Mr. Robert Drucker and Ms. Fortin.

          Mr. Robert Drucker's business address is 160 Mt. Vernon Street, Room 157, Dorchester, Massachusetts 02125. Mr. Robert Drucker's present principal occupation is self-employed sales representative. Mr. Robert Drucker is the son of Mr. Joseph Drucker and the brother of Ms. Fortin.

          Ms.  Fortin's  home  address  is  21  Fence  Row  Drive,   Fairfield,
Connecticut 06430. Ms. Fortin's present principal occupation is homemaker. Ms. Fortin is the daughter of Mr. Joseph Drucker and the sister of Mr. Robert Drucker.

          (d)-(e) During the past five years, no Filing Entity has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and no Filing Entity has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          (f) Each individual Filing Entity is a citizen of the United States. The Peraza Trust was organized pursuant to the laws of the State of New Hampshire. The Drucker Trust was organized pursuant to the laws of the State of New Jersey.

     As a result of the transactions described in Item 4 below, the Filing Entities may be deemed to constitute a "group" pursuant to Rule 13d-5(b) with respect to the shares of Common Stock covered by this Schedule 13D.

Item 3.  Source and Amount of Funds or Other Consideration.

         The shares of Common Stock owned by the Peraza Trust were acquired in consideration for the merger of Robmar Corporation, a Delaware corporation
("Robmar"),  into  Robmar  Acquisition   Corp.,  a  Delaware  corporation   and
wholly owned subsidiary of the Company ("RAC"), pursuant to an Agreement and Plan of Merger, dated December 31, 1993, between and among the Peraza Trust, the Company, RAC and Robmar.

         The shares of Common Stock owned by the Drucker Trust were irrevocably transferred to the Drucker Trust by Mr. Joseph Drucker. Mr. Joseph Drucker acquired such shares in exchange for the cancellation of certain indebtedness owed to him by the Company in the aggregate amount of $43,746. The source of funds for the acquisition of the related indebtedness was Mr. Drucker's personal funds.

          The shares of Common Stock beneficially owned by Mr. Joseph Drucker are issuable upon the exercise of currently exercisable options held by Mr. Joseph Drucker. The options were acquired from the Company in exchange for services provided by Mr. Joseph Drucker.

Item 4.  Purpose of the Transaction.

         The shares of Common Stock held by the Filing Entities were acquired by them solely for investment purposes. Depending upon the Company's business and prospects, future developments, market conditions and other factors, each Filing Entity may, from time to time, purchase additional shares of Common Stock or dispose of all or a portion of the shares of Common Stock owned by them, either in the open market or in privately negotiated transactions.

         By letter dated July 1, 1996 (the "Offer Letter"), Social Expressions Acquisition Corporation, a Delaware corporation controlled jointly by Mr. Peraza and Mr. Joseph Drucker ("SEAC"), proposed to the Company that SEAC acquire TMC, the Company's principal operating subsidiary, in exchange for a combination of 500,000 shares of SEAC's common stock (valued by SEAC at $2.5 million) and a royalty arrangement pursuant to which SEAC would pay the Company an amount equal to 0.75% of TMC's annual net collected revenues for a period of three years (the "Proposal").

         By letter dated July 3, 1996 (the "First Response"), the Company acknowledged receipt of the Offer Letter and sought further information from SEAC regarding the Proposal.

          By letter dated July 8, 1996 (the "Supplemental Letter"), SEAC provided certain additional information relative to the Proposal. In the Supplemental Letter, SEAC indicated that it proposed to fund a portion of the purchase of TMC with the proceeds of the sale of shares of a public company into which TMC and SEAC would be merged. In addition, in the Supplemental Letter SEAC indicated that it would assume TMC's liabilities as part of the Proposal. SEAC also asked the Company to call a special meeting of shareholders to vote on whether to accept the Proposal.

          On July 8, 1996, the Company sent to SEAC a second letter (the "Second Response") seeking certain additional information regarding the Proposal. By letter dated July 11, 1996 (the "Second Supplemental Letter"), SEAC provided certain additional information regarding the Proposal in response to the Company's request and asked for information relating to the timing of any proposed shareholders meeting to consider the Proposal.

          By letter dated July 12, 1996 (the "Third Response"), the Company advised SEAC that it would not call a special meeting to consider the Proposal until the Company could comply with the proxy requirements of the Securities Exchange Act of 1934, as amended. The Third Response includes a letter from counsel to the Company in which, among other things, such counsel expresses the view that neither the Company nor Messrs. Peraza and Drucker would be able to solicit proxies for such a special meeting because the Company does not have audited financial statements for the years ended December 31, 1994 and 1995.

          Copies of the Offer Letter, the First Response, the Supplemental Letter, the Second Response, the Second Supplemental Letter and the Third
Response have been filed as Exhibits to this Amendment and are herein incorporated by reference. The descriptions of the Offer Letter, the First Response, the Supplemental Letter, the Second Response, the Second Supplemental Letter and the Third Response are summaries only, are not intended to be complete, and are qualified in their entirety by reference to the full text of such Exhibits.

          Messrs. Peraza and Joseph Drucker anticipate that they will continue to have additional discussions with the Company regarding the Proposal. However, there can be no assurance that the Proposal will be accepted by the Company, or that if the Proposal is accepted by the Company that the transactions contemplated thereby will be consummated and, if so, on what terms. Further, Messrs. Peraza and Joseph Drucker expressly reserve the right to amend or modify the Proposal or to withdraw it at any time.

          Although Messrs. Peraza and Joseph Drucker are not currently seeking the removal of any officer or director of the Company, depending upon the Company's financial condition, results of operations, future prospects and other factors, including but not limited to, the outcome of the above-described discussions with the Company, Messrs. Peraza and Joseph Drucker may, and hereby reserve the right to, (i) communicate with other shareholders of the Company or persons who may desire to become shareholders of the Company regarding the replacement of the Company's executive officers, members of the Board of Directors of the Company, and/or other matters regarding the management and operation of the Company, (ii) seek the removal of one or more members of the Company's Board of Directors and/or executive officers, (iii) seek to amend the Certificate of Incorporation or By-laws of the Company to increase the size of the Board of Directors, elect one or more designees (including Mr. Peraza and/or one or more of the designees of Messrs. Peraza and Joseph Drucker) to fill any resulting vacancies, facilitate the removal of one or more directors and/or executive officers of the Company, and/or for any other purpose, (iv) solicit proxies, to be used at either the Company's regular annual meeting or at a special meeting, for the purposes described in (ii) and/or (iii) above or for the election of one or more nominees of Messrs. Peraza and Joseph Drucker and/or such other shareholders (which may include Messrs. Peraza and Joseph Drucker and/or one or more of the designees of Messrs. Peraza and Joseph Drucker) to the Board of Directors of the Company, (v) seek to cause the Company to hold an annual or special meeting of shareholders for the purpose of electing directors of the Company or for such other purposes as Messrs. Peraza and Joseph Drucker may determine, (vi) seek to cause the Company to merge with or into, consolidate with, transfer all or substantially all of its assets to, or otherwise engage in any business combination with, one or more other parties (whether or not affiliated with or otherwise related to Messrs. Peraza and Joseph Drucker), or
(vii) take such other action as Messrs. Peraza and Joseph Drucker may determine.

Item 5.  Interest in Securities of the Issuer.

          Based on a review of publicly available information, the Filing Entities believe that the Company is not currently in compliance with its periodic reporting requirements under the Securities Exchange Act of 1934 and, therefore, that accurate information regarding the number of shares of Common Stock outstanding is not publicly available. Based upon information provided to the Filing Entities, the Filing Entities believe there were 13,221,023 shares of Common Stock outstanding as of July 15, 1996. As of July 15, 1996, the Peraza Trust owned 1,600,000 of such shares, or 11.2% of the total outstanding. Under the instrument of trust pursuant to which the Peraza Trust was created, Mr. Peraza is the sole trustee of the Peraza Trust and has the right, during his lifetime, to distribute in his sole discretion the trust property entirely for his benefit. Accordingly, Mr. Peraza possesses sole power to vote or direct the disposition of all 1,600,000 of the shares owned by the Peraza Trust and shares voting or dispositive power with respect to none of such shares. As of July 15, 1996, the Drucker Trust owned 43,746 of such shares, or 0.3% of the total outstanding. Under the instrument of trust pursuant to which the Drucker Trust was created, Mr. Robert Drucker and Ms. Mindy Fortin are the co-trustees of the Drucker Trust, as well as the beneficiaries thereof, and share the right to vote and dispose or direct the disposition of such shares. Accordingly, Mr. Robert Drucker and Ms. Mindy Fortin share the power to vote or direct the disposition of all 43,746 of the shares owned by the Drucker Trust and have sole voting or dispositive power with respect to none of such shares. As of July 15, 1996, Mr. Drucker owned no shares of Common Stock directly but held currently exercisable options giving him the right to acquire 300,000 shares of Common Stock, or 2.2% of the total outstanding (after giving effect to the exercise of the options). Mr. Joseph Drucker possesses sole power to vote or direct the disposition of all 300,000 of the shares issuable upon the exercise of the options held by him and shares voting or dispositive power with respect to none of such shares. Because of the events described in Item 4 above, the Filing Entities may be deemed to constitute a "group" under Rule 13d-5(b), and thereby to have acquired beneficial ownership over the shares of Common Stock owned by each member of the group. Each of the Peraza Trust and Mr. Peraza hereby expressly disclaims beneficial ownership of the shares of Common Stock owned by the Drucker Trust, Mr. Robert Drucker, Ms. Fortin and Mr. Joseph Drucker and each of the Drucker Trust, Mr. Robert Drucker, Ms. Fortin and Mr. Joseph Drucker hereby expressly disclaims beneficial ownership of the shares of Common Stock beneficially owned by the Peraza Trust and Mr. Peraza. Mr. Joseph Drucker hereby expressly disclaims beneficial ownership of the shares of Common Stock beneficially owned by the Drucker Trust, Mr. Robert Drucker and Ms. Fortin. Mr. Robert Drucker and Ms. Fortin hereby expressly disclaim beneficial ownership of the shares of Common Stock beneficially owned by Mr. Joseph Drucker. No Filing Entity has effected any transactions in the Common Stock during the past 60 days.

          No other person is known to the Filing Entities to have the right to receive or power to direct dividends from, or proceeds from the sale of, shares beneficially owned by the Filing Entities, other than as described herein.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

            Not Applicable.

Item 7.    Material to be Filed as Exhibits.

        Exhibit Number                    Description of Exhibit

               1                 Offer Letter, dated July 1, 1996

               2                 First Response, dated July 3, 1996

               3                 Supplemental Letter, dated July 8, 1996

               4                 Second Response, dated July 8, 1996

               5                 Second Supplemental Letter, dated July 11, 1996

               6                 Third Response, dated July 15, 1996




                                   Signatures

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:        July 15, 1996


                                    /s/ Omar L. Peraza
                                    Omar L. Peraza, as Trustee of
                                    the Peraza Trust u/i/t dated May 18, 1989



                                    /s/ Omar L. Peraza
                                    Omar L. Peraza, Individually



                                    /s/ Robert Drucker
                                    Robert Drucker, as Co-trustee of
                                    the Joseph Drucker 1995 Trust



                                    /s/ Mindy Fortin
                                    Mindy Fortin, as Co-trustee of
                                    the Joseph Drucker 1995 Trust



                                    /s/ Robert Drucker
                                    Robert Drucker, Individually



                                    /s/ Mindy Fortin
                                    Mindy Fortin, Individually


                                    /s/ Joseph Drucker
                                    Joseph Drucker

ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).



                                  Exhibit Index


         Exhibit
         Number           Description                                  Page No.

            1          Offer Letter, dated July 1, 1996                    13

            2          First Response, dated July 3, 1996                  14

            3          Supplemental Letter, dated July 8, 1996             15

            4          Second Response, dated July 8, 1996                 16

            5          Second Supplemental Letter, dated July 11, 1996     18

            6          Third Response, dated July 12, 1996                 20